Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-239688 and 333-239748

PROSPECTUS

2,649,600 Shares

Common Stock

We are selling 2,649,600 shares of our common stock.

Our shares trade on The Nasdaq Global Market under the symbol “ETNB.” On July 7, 2020, the last sale price of the shares as reported on The Nasdaq Global Market was $33.05 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$27.50	$72,864,000
Underwriting discounts and commissions(1)	$1.65	$4,371,840
Proceeds, before expenses, to us	$25.85	$68,492,160

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 397,440 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about July 10, 2020.

BofA Securities	SVB Leerink	RBC Capital Markets

Oppenheimer & Co.

The date of this prospectus is July 7, 2020.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus, including the information incorporated by reference herein, carefully, including the section titled “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” and our financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein, before making an investment decision. Some of the statements in this summary constitute forward-looking statements, see “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, references to “we,” “us,” “our,” “89bio” or the “company” refer to (i) 89Bio Ltd. for the periods prior to the Reorganization (as defined below) and (ii) 89bio, Inc. for the periods after completion of the Reorganization, in each case together with its consolidated subsidiaries.

Our Company

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases. Our lead product candidate, BIO89-100, a specifically engineered glycoPEGylated analog of fibroblast growth factor 21 (“FGF21”), is currently being developed for the treatment of nonalcoholic steatohepatitis (“NASH”) and for the treatment of severe hypertriglyceridemia (“SHTG”). NASH is a severe form of nonalcoholic fatty liver disease (“NAFLD”), characterized by inflammation and fibrosis in the liver that can progress to cirrhosis, liver failure, hepatocellular carcinoma and death. There are currently no approved products for the treatment of NASH. FGF21 is a clinically-validated mechanism that has been shown in humans to reduce steatosis, improve the histological features of NASH and address cardio-metabolic dysregulation. We believe BIO89-100 may be a differentiated FGF21 therapy based on its robust and durable biological effects and a favorable tolerability profile, as well as its potential for a longer dosing interval. Combining these characteristics with the ability to address the key liver pathologies in NASH, as well as the underlying metabolic dysregulation in NASH patients, BIO89-100 has the potential to become a mainstay of NASH therapy. We successfully completed a Phase 1a, first-in-human, single ascending dose (“SAD”) clinical trial with 58 healthy volunteers. The magnitude and significance of BIO89-100’s biological effects after a single dose on lipid parameters were robust and durable. In April 2020, we closed enrollment of our proof of concept (“POC”) Phase 1b/2a clinical trial in patients with NASH or patients with NAFLD and a high risk of NASH with 81 patients enrolled. We expect to report topline data in the late third quarter to the early fourth quarter of 2020. We expect to initiate our Phase 2b/3 clinical trial in patients with NASH in the first half of 2021.

We are also developing BIO89-100 for the treatment of SHTG, a condition identified by severely elevated levels of triglycerides (greater than or equal to 500 mg/dL), which is associated with an increased risk of NASH, cardiovascular events and acute pancreatitis. We expect to initiate our Phase 2 trial in SHTG patients, in the third quarter of 2020, subject to the external environment with respect to COVID-19 remaining conducive to executing the trial safely and effectively, and to report topline data in the second half of 2021. The Phase 2 trial in SHTG patients will evaluate the ability of BIO89-100 to reduce fasting plasma triglyceride levels compared to baseline levels. In May 2020, the U.S. Food and Drug Administration (“FDA”) cleared our Investigational New Drug application for SHTG. We have adequate clinical supplies for our ongoing Phase 1b/2a clinical trial in NASH patients and our planned Phase 2 trial in SHTG patients.

Based on FDA guidance for the development of SHTG treatments, as well as the regulatory path followed by other companies that have successfully developed SHTG therapies, we believe that a combination of smaller clinical trials and shorter development timelines could mean that SHTG potentially represents a quicker path to market for BIO89-100. We believe BIO89-100 has the potential to address multiple drivers underlying metabolic dysregulation, which would make it an ideal candidate for selected liver and cardio-metabolic diseases.

The prevalence of NAFLD, which affects approximately 25% of the global population, and NASH, which develops in approximately 20% to 25% of NAFLD patients, is growing and is driven primarily by the worldwide obesity epidemic. NAFLD and NASH patients have an excessive accumulation of fat in the liver resulting primarily from a caloric intake above and beyond energy needs. In NAFLD patients, this abnormal liver fat contributes to the progression to NASH, a liver necro-inflammatory state, that can lead to scarring, also known as fibrosis, and, for some, can progress to cirrhosis and liver failure. The critical pathophysiologic mechanisms underlying the development and progression of NASH include reduced ability to handle lipids, increased insulin resistance, injury to hepatocytes and liver fibrosis in response to hepatocyte injury. Patients with NASH frequently have other significant metabolic co-morbidities such as obesity, hyperglycemia, dyslipidemia and systemic hypertension (a constellation of which is commonly referred to as metabolic syndrome) and these further contribute to the risk of cardiovascular disease. The number of NASH cases in the United States is projected to expand from 16.5 million in 2015 to 27 million in 2030, with similar prevalence growth expected in Europe. Diet and exercise are currently the standard of care for NAFLD and NASH, but adherence to this treatment regimen is poor and there remains a high unmet need in the treatment of NASH.

Our Lead Product Candidate, BIO89-100

BIO89-100 is a specifically engineered FGF21 analog that we believe has the potential to address the critical pathophysiologic mechanisms underlying NASH. FGF21 is a metabolic hormone that regulates energy expenditure and glucose and lipid metabolism. FGF21 has been clinically shown to reduce steatosis in the liver, as well as improve key histological features of the disease. It is also thought to exert effects on liver fibrosis by improving metabolic regulation, which reduces ongoing liver injury thus giving the liver time to heal. FGF21 also generates an on-target effect to increase adiponectin, a hormone released from adipose tissue that, among other functions, can suppress development and progression of hepatic fibrosis. However, FGF21 in its native form suffers from a short half-life and a tendency to aggregate in solution, both of which impact its suitability as a viable drug. To address these challenges, we have specifically engineered BIO89-100 to maintain the clinical benefits of FGF21, while extending half-life in vivo, protecting against proteolysis, reducing renal clearance, minimizing susceptibility to aggregate in solution and optimizing potency. In April 2020, we announced data from a preclinical study with BIO89-100 demonstrating low nanomolar potency against FGF receptors 1c, 2c and 3c similar to recombinant human FGF21 (rhFGF21).

BIO89-100 has been evaluated in seven animal studies of NASH, diabetes and obesity, including studies in mice and non-human primates. Each study was customized to assess endpoints relevant to liver and metabolic diseases and conducted according to standard practices at experienced contract research organizations. In these preclinical studies, consistent beneficial effects across a range of endpoints were observed, including improvements in hepatic steatosis, injury and fibrosis in a diet-induced NASH study of 50 mice (see “BIO89-100—Results of DIN Mouse Studies” in our Annual Report on Form 10-K for the year ended December 31, 2019 Figure 11 which illustrates that statistically significant mean changes with respect to hepatic steatosis and fibrosis were each observed and Figure 12 which illustrates that statistically significant mean changes with respect to injury were observed) and improved glycemic control and reductions in levels of triglycerides and other lipids in a study of 24 spontaneously diabetic obese cynomolgus monkeys with elevated triglycerides (see “BIO89-100—Results of Spontaneously Diabetic Obese Cynomolgus Monkey Studies” in our Annual Report on Form 10-K for the year ended December 31, 2019 Figures 20 and 21, respectively, which illustrate that statistically significant mean changes with respect to glycemic control and lipid handling were each observed). We believe this demonstrates BIO89-100’s potential to simultaneously address the multiple drivers of NASH pathogenesis and the key metabolic dysregulations observed in patients with SHTG. The histological endpoints assessed in these preclinical studies, NAFLD activity score (“NAS”) and fibrosis score, mirror the endpoints we expect to assess in our clinical development for NASH and the reduction in triglyceride levels is the endpoint we will assess in our clinical development for SHTG. In addition, treatment with BIO89-100 in animal models demonstrated consistent reductions in body weight.

In May 2019, we announced positive topline data from our Phase 1a, first-in-human, SAD clinical trial of BIO89-100 in 58 healthy volunteers. In this SAD study, BIO89-100 demonstrated a favorable tolerability profile in the 43 volunteers who received BIO89-100 with a half-life of 55 to 100 hours. At single doses of 9.1 mg and higher, BIO89-100 demonstrated significant improvements in key lipid parameters measured at Day 8 and Day 15 after dosing on Day 1. The mean changes versus baseline include reductions in triglycerides (up to 51%) and LDL-C (up to 37%) and increase in HDL-C (up to 36%) despite the baseline values being in the normal range. As compared to placebo treatment, these mean changes were all statistically significant (p < 0.001). BIO89-100 demonstrated rapid (beginning from Day 2), sustained and durable improvements in lipid parameters for two weeks or more after single dose administration. Based on these findings and results from our animal studies, we believe such a lengthy duration of effect may confer longer dosing intervals to BIO89-100.

In the second quarter of 2020, we closed patient enrollment in our POC Phase 1b/2a trial with 81 total patients randomized to receive once weekly or once every two weeks subcutaneous dosing of either BIO89-100 or placebo, in each case, for up to 12 weeks. This trial is designed to assess the safety, tolerability and pharmacokinetic properties of BIO89-100, as well as changes in liver steatosis and key biomarker assessments.

We are also developing BIO89-100 for the treatment of SHTG, a condition identified by severely elevated levels of triglycerides (greater than or equal to 500 mg/dL) and which is associated with an increased risk of NASH, cardiovascular events and acute pancreatitis. SHTG accounts for up to 10% of all acute pancreatitis episodes. It is estimated that there are up to 4 million patients in the United States with TG ≥ 500 mg/dL and up to 50% of SHTG patients treated with certain approved drugs are refractory to current standard of care. Further, many patients with SHTG have co-morbidities, such as fatty liver disease, hypercholesterolemia, diabetes and obesity, all of which further contribute to a higher risk of cardiovascular disease, and these patients could benefit from treatment with BIO89-100. In fact, 56% of SHTG patients have hepatic fat increasing their cardiovascular risk. In a study of 24 diabetic obese cynomolgus monkeys with elevated triglycerides, BIO89-100 showed significant effects on triglycerides at doses as low as 0.1 mg/kg/week, with a 78% reduction from baseline (range of 52% reduction to 94% reduction) observed at the highest dose level of 1.0 mg/kg/week on Day 56. In our Phase 1a SAD study, BIO89-100 showed a significant reduction in triglycerides of up to 51% after a single dose in healthy volunteers. While currently approved SHTG therapies decrease TG levels, they generally do not have broader metabolic benefits or reduction of hepatic fat. To the extent that we are able to show in subsequent human clinical trials that BIO89-100 significantly decreases both triglyceride and LDL-C levels, improves other metabolic parameters and improves fatty liver disease, we believe that BIO89-100 could be a differentiated therapy in this indication. We expect to initiate our Phase 2 trial in SHTG patients in the third quarter of 2020 in order to evaluate the ability of BIO89-100 to reduce fasting plasma triglyceride levels compared to baseline levels and to report topline data in the second half of 2021.

Impact of COVID-19 Pandemic

The ongoing COVID-19 pandemic has resulted and may continue to result in significant disruptions to our clinical trials, including adverse effects on our development timelines, or other business operations. In April 2020, we closed enrollment of our POC Phase 1b/2a clinical trial in patients with NASH or patients with NAFLD and a high risk of NASH with 81 patients (or 98% of patients) enrolled. We expect to initiate our Phase 2 trial in SHTG patients, in the third quarter of 2020, subject to the external environment with respect to COVID-19 remaining conducive to executing the trial safely and effectively. We do not yet know the full extent of other potential delays, which could prevent or delay us from obtaining approval for BIO89-100. For more information regarding risks related to the ongoing COVID-19 pandemic, please see the risk factor entitled “The ongoing

COVID-19 pandemic may result in significant disruptions to our clinical trials or other business operations, which could have a material adverse effect on our business.” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. To the extent the ongoing COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

BIO89-100 Patent Rights

We retain exclusive worldwide rights to BIO89-100. BIO89-100 is protected by a family of issued patents with claims directed to composition of matter and methods of use. The first of our patents for BIO89-100 are projected to expire in the United States in 2028, with the final composition-of-matter patent projected to expire in the United States in 2038, in each case, without patent term extensions. Because BIO89-100 is a biologic drug, marketing approval is also expected to provide 12 years of market exclusivity in the United States from the approval date of a biologics license application. We license the patents and know-how related to the glycoPEGylation technology for use in the research, development, manufacture and commercialization of BIO89-100 from Teva Pharmaceutical Industries Ltd. (“Teva”) and ratiopharm GmbH (“ratiopharm”), a Teva affiliate.

Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases. The key components of our strategy are to:

•

Rapidly advance BIO89-100 through clinical development for the treatment of NASH. We believe BIO89-100 may be a differentiated FGF21 therapy based on its robust and durable biological effects, a favorable tolerability profile and its potential for a longer dosing interval, and is well positioned to address the complex pathophysiology of NASH. In the second quarter of 2020, we closed patient enrollment in our POC Phase 1b/2a clinical trial to evaluate the safety and efficacy of BIO89-100. We believe that our trial design and the use of well-established surrogate clinical endpoints can contribute meaningfully to the rapid advancement of BIO89-100 through its clinical development. With potential for BIO89-100 to be established as a mainstay monotherapy for NASH, we continue to explore opportunities to combine BIO89-100 with products targeting other pathways within NASH for possible development as a combination therapy.

•

Expand the breadth of indications for BIO89-100 with an initial focus on SHTG. While we are focused on becoming a leader in the treatment of NASH, the mechanism of action of our FGF21 analog supports the potential to become the treatment leader in other cardio-metabolic and liver diseases. We intend to develop BIO89-100 for the treatment of SHTG, a condition with a significant unmet need for improved therapies addressing the broader metabolic issues in these patients. In the third quarter of 2020, we expect to initiate our Phase 2 trial in SHTG, subject to the external environment with respect to COVID-19 remaining conducive to executing the trial safely and effectively. Based on FDA guidance for the development of SHTG treatments, as well as the regulatory path followed by other companies that have successfully developed SHTG therapies, we believe that a combination of smaller clinical trials and shorter development timelines could mean that SHTG potentially represents a quicker path to market for BIO89-100.

•	Scale-up and optimize the manufacturing of BIO89-100. We currently use an external contract manufacturing organization (“CMO”) to manufacture BIO89-100 for our ongoing and planned clinical trials. While these trials are ongoing, we plan to work with our CMO to optimize and scale-up the manufacturing process for BIO89-100 to support the increased production that will be needed for later-stage clinical trials and commercialization, if BIO89-100 is approved.

•

Establish a commercial infrastructure in key geographies. We have worldwide rights to BIO89-100 and intend to develop the sales infrastructure required for commercialization in the United States. We also plan to evaluate options, including strategic collaborations, for commercializing BIO89-100, if approved, in other key markets, such as Europe and China.

•

Construct a diversified multi-asset pipeline of novel therapies. We intend to employ a value-driven strategy to identify, acquire, develop and commercialize product candidates for liver and cardio-metabolic diseases. We intend to focus on product candidates that we believe have attractive profiles in early clinical testing, address a clear unmet medical need and can advance quickly and efficiently into late-stage development.

Risks Associated with our Business

Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” included elsewhere in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein, in deciding whether to invest in our common stock. Among these important risks are the following:

•

We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred net losses since our inception, we expect to incur significant and increasing operating losses and we may never be profitable. Our stock is a highly speculative investment.

•	We currently have no source of product revenue and may never become profitable.

•

The ongoing COVID-19 pandemic has resulted and may continue to result in significant disruptions to our clinical trials or other business operations, which could have a material adverse effect on our business.

•

We will require substantial additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of BIO89-100 or develop new product candidates.

•	Raising additional capital may cause dilution to existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

•

Our Loan and Security Agreement with Silicon Valley Bank contains certain covenants that could adversely affect our operations and, if an event of default were to occur, we could be forced to repay the outstanding indebtedness sooner than planned and possibly at a time when we do not have sufficient capital to meet this obligation. The occurrence of any of these events could cause a significant adverse impact on our business, prospects and share price.

•	Our business depends on the success of BIO89-100, our only product candidate under clinical development, which is in the early stages of clinical development and has not completed a pivotal trial. If we are unable to obtain regulatory approval for and successfully commercialize BIO89-100 or other future product candidates, or we experience significant delays in doing so, our business will be materially harmed.

•

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and the results of prior preclinical or clinical trials are not necessarily predictive of our future results. Our clinical trials may fail to adequately demonstrate the safety and efficacy of BIO89-100 or any future product candidates.

•	If we experience delays in clinical testing, our commercial prospects will be adversely affected, our costs may increase and our business may be harmed.

•	If we encounter difficulties in enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•	An epidemic of the coronavirus disease is ongoing and may result in significant disruptions to our clinical trials, which could have a material adverse effect on our business.

•

We are initially developing BIO89-100 for the treatment of NASH, an indication for which there are no approved products. This makes it difficult to predict the timing and costs of the clinical development of BIO89-100 for the treatment of NASH.

•

BIO89-100 and any future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of an approved label.

•	We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.

•

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties developing FGF product candidates, which could adversely affect our stock price, our ability to attract additional capital and our development program.

•

We have relied on, and expect to continue to rely on, third-party manufacturers to produce BIO89-100 or any future product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

•

We rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

•	Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

•

We rely on a license from Teva and a sublicense from ratiopharm to patents and know-how related to glycoPEGylation technology that are used in the development, manufacture and commercialization of BIO89-100. Any termination or loss of significant rights, including the right to glycoPEGylation technology, or breach, under these agreements or any future license agreement related to our product candidates, would materially and adversely affect our ability to continue the development and commercialization of the related product candidates.

Recent Developments

Third Party Clinical Validation of FGF21

We believe FGF21 has the potential to be the mainstay of therapy for NASH because it addresses multiple facets of the disease. The potential benefits of FGF21 analogs in the treatment of NASH have been shown in third-party clinical studies conducted in patients with biopsy-proven NASH with two different FGF21 analogs. Please see “Business—Overview—Clinical Validation of FGF21 and FGF class of drugs” in our Annual Report on Form 10-K for the year ended December 31, 2019 for a discussion of third-party clinical trial data with pegbelfermin.

In addition, in a recent third-party Phase 2a study conducted in patients with biopsy-proven NASH, efruxifermin (AKR-001), a long-acting Fc-FGF21 fusion protein, showed a significant reduction in absolute hepatic fat fraction measured by MRI-PDFF at week 12 at all three doses tested. Relative reduction from baseline was 71% at the 50 mg dose (n=20), 63% at the 28 mg dose (n=19) and 0% for placebo (n=21). All doses showed a significant reduction in liver transaminases (ALT), a marker of liver injury. Efruxifermin demonstrated improvements on histological assessment, including NASH resolution and fibrosis, in patients who were MRI responders, after 16 weeks of treatment with histological assessment done around week 20. 62% of patients demonstrated an improvement in fibrosis of one stage or greater with no worsening of NAS at the 50 mg dose (n=13), 46% of patients demonstrated an improvement at the 28 mg dose (n=13) and 0% of patients demonstrated improvement for placebo (n=2). Each of the three doses tested were delivered as a weekly injection. The main drug-related treatment-emergent adverse events were gastrointestinal events with diarrhea occurring in greater than 50% of patients in the 50 mg dosing cohort. An adverse event of tremor was noted in one patient in the low dose group.

Results of Other Molecules in Development for NASH

In separate third-party studies that measured reduction in liver fat from baseline, a FGF19 analog demonstrated a 39% reduction after 24 weeks (1 mg (n=52); 13% for placebo (n=25)), a THR-ß oral agent in late stage development demonstrated a 36% reduction after 12 weeks (all doses (n=78); 10% for placebo (n=38)), a GLP-1 analog demonstrated a 31% reduction after 24 weeks (1.2 mg (n=68)) and a FXR agonist in registration demonstrated a 17% reduction after 72 weeks (25 mg (n=78)).

In third-party studies with the same molecules referenced above, 38% of patients receiving the FGF19 analog after 24 weeks (1 mg (n=50); 18% for placebo (n=22)), 29% of patients receiving the THR-ß oral agent after 36 weeks (all doses (n=73); 23% for placebo (n=34)) and 23% of patients receiving the FXR agonist after 18 months (25 mg (n=308); 12% for placebo (n=311)) demonstrated an improvement in fibrosis of one stage or greater with no worsening of NASH. In a separate third-party study with a different GLP-1 analog, 48% of patients saw improvement in fibrosis after 72 weeks (0.4 mg (n=82); 34% for placebo (n=80)).

Financial Update

While we have not finalized our full financial results for the fiscal quarter ended June 30, 2020, we expect to report that we had approximately $73.9 million of cash, cash equivalents and short-term investments as of June 30, 2020. This amount is preliminary, has not been audited and is subject to change pending completion of our unaudited financial statements for the quarter ended June 30, 2020. Additional information and disclosures would be required for a more complete understanding of our financial position and results of operations as of June 30, 2020.

Corporate Information

We were incorporated in January 2018 in Israel under the name 89Bio Ltd. 89bio, Inc., the registrant whose name appears on the cover page of this prospectus, was incorporated in June 2019 for the purpose of an internal reorganization transaction. In September 2019, all of the equity holders of 89Bio Ltd. exchanged 100% of the equity of 89Bio Ltd. for 100% of the equity of 89bio, Inc. Following this exchange (the “Reorganization”), 89Bio Ltd. became a wholly owned subsidiary of 89bio, Inc. and 89bio, Inc. owns the business described and for which historical financial information is included elsewhere in this prospectus. Shares of the common stock of 89bio, Inc. are being offered by this prospectus.

Our principal executive offices are located at 142 Sansome Street, 2nd Floor, San Francisco, California 94104 and our telephone number is (415) 500-4614. Our website is www.89bio.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. We could remain an emerging growth company until the earlier of (1) December 31, 2024, (2) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our consolidated financial information to those of other public companies more difficult.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by nonaffiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	2,649,600 shares.

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to 397,440 additional shares of our common stock.

Common stock to be outstanding immediately after this offering	16,454,804 shares (or 16,852,244 shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of proceeds	We expect that our net proceeds from this offering will be approximately $68.0 million (or approximately $78.3 million if the underwriters exercise in full their option to purchase 397,440 additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to accelerate and support our BIO89-100 programs in NASH and SHTG, for the manufacture and scale up of BIO89-100 and other general corporate purposes. We may also use a portion of the proceeds to license, acquire or invest in new programs or for drug development activities related to such programs, however we have no current commitments to do so. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read and consider the information set forth in the section titled “Risk Factors” included elsewhere in this prospectus together with all of the other information included in or incorporated by reference in this prospectus, before deciding whether to invest in shares of our common stock.

Nasdaq Global Market trading symbol	“ETNB”

The number of shares of common stock to be outstanding following this offering is based on 13,805,204 shares of our common stock outstanding as of June 30, 2020 and excludes the following:

•

1,781,966 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2020, under our 2019 Equity Incentive Plan (as amended and restated, the “2019 Plan”) at a weighted-average exercise price of $11.19 per share;

•	25,000 shares of our common stock issuable upon exercise of an outstanding warrant at an exercise price of $22.06 per share (which expires on June 30, 2025);

•

1,601,991 shares of our common stock reserved for future issuance under our 2019 Plan as of June 30, 2020, as well as any automatic increase in the number of shares of common stock reserved for future issuance thereunder; and

•

358,651 shares of our common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance thereunder.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering; and

•	no exercise of the outstanding stock options or warrant described above.

Summary Consolidated Financial Data

The following summary consolidated statement of operations data for the period from January 18, 2018 (inception) to December 31, 2018 and for the year ended December 31, 2019 are derived from our audited consolidated financial statements incorporated by reference in this prospectus.

The historical consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the consolidated balance sheet data as of March 31, 2020 are derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim condensed consolidated financial statements. Our historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this information in conjunction with the information in the section titled “Selected Consolidated Financial Data” included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.

	Year Ended December 31, 2019	Period from January 18, 2018 (inception) to December 31, 2018	Three Months Ended March 31,
			2020	2019
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$21,346	$13,681	$7,778	$4,309
General and administrative	5,294	1,481	2,924	523

Total operating expenses	26,640	15,162	10,702	4,832

Loss from operations	26,640	15,162	10,702	4,832
Other expenses (income), net	30,562	986	(157)	(416)

Net loss before tax	57,202	16,148	10,545	4,416
Income tax (benefit) expense	218	28	(1)	23

Net loss and comprehensive loss	$57,420	$16,176	10,544	4,439

Net loss per share, basic and diluted	$24.49	$36.45	$0.76	$7.26

Weighted-average shares used to compute net loss per share, basic and diluted	2,344,191	443,767	13,789,786	611,226

	As of March 31, 2020
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$85,532	$153,671
Total assets	87,689	155,828
Total current liabilities	7,787	7,787
Additional paid-in capital	164,028	232,164
Accumulated deficit	(84,140)	(84,140)
Total stockholders’ equity	79,902	148,041

(1)

The as adjusted column reflects $68.0 million in estimated net proceeds from the issuance and sale of shares of our common stock in this offering, based on the public offering price of $27.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and $0.1 in aggregate proceeds from the issuance of 11,346 shares of our common stock upon the exercise of options or under our 2019 Employee Stock Purchase Plan issued subsequent to March 31, 2020.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below as well as the risks and uncertainties set forth under the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein, before deciding whether to purchase shares of our common stock. You should also refer to the other information contained in this prospectus and the documents incorporated by reference herein, including our audited consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any of these risks or uncertainties. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to this Offering

The price of our common stock may be volatile, and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described in these “Risk Factors.” Any of these factors may result in large and sudden changes in the volume and trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of management, result in negative press reports and, if adversely determined, have a material adverse effect on our results of operations and financial condition.

In addition, the stock market, in general, and the stocks of many small healthcare and biotechnology companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. Further, a decline in the broader financial markets and related factors beyond our control may cause the price of our common stock to decline rapidly and unexpectedly.

Future sales of our common stock, or the perception that such sales may occur, could depress the price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, following this offering could depress the market price of our common stock. Our principal stockholders, executive officers and directors and certain other equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period ending 90 days after the date of the final prospectus, except with the prior written consent of BofA Securities, Inc., SVB Leerink LLC and RBC Capital Markets, LLC.

Our Amended Certificate authorizes us to issue up to 100,000,000 shares of common stock, of which 16,454,804 shares will be outstanding after this offering (assuming no exercise of the underwriters’ option to purchase additional shares). All of the shares sold in this offering will be freely tradable after the expiration date of the lock-up agreements, excluding any acquired by persons who may be deemed to be our affiliates. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. BofA Securities, Inc., SVB Leerink LLC and RBC Capital Markets, LLC

may, in their discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. See “Underwriting.”

Moreover, holders of an aggregate of 7,077,366 shares of our common stock have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In addition, we have filed a registration statement registering under the Securities Act the shares of our common stock reserved for issuance under our 2019 Plan, including shares issuable upon exercise of outstanding options. These shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described above.

Further, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities. If we issue common stock or securities convertible into our common stock, our common stockholders would experience additional dilution and, as a result, the price of our common stock may decline.

Our directors, executive officers and current holders of 5% or more of our capital stock will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control.

Our directors and executive officers, together with their affiliates, will beneficially own approximately 17.8% of our outstanding common stock after this offering. Holders of 5% or more of our common stock will beneficially own approximately 71.7% of our outstanding common stock after this offering. Our current directors, officers and stockholders who own greater than 5% of our outstanding common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 72.8% of our outstanding common stock after this offering. As a result, after this offering, our executive officers, directors and other holders of 5% or more of our common stock, if they act, will continue to be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. In addition, our current directors, executive officers and other holders of 5% or more of our common stock, acting together, would continue to have the ability to control the management and affairs of our company. They may also have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and could affect the market price of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our stock or business, the price of our common stock and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, demand for our common stock could decrease and the price of our common stock could decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause the price of our common stock and trading volume to decline.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

Our management will retain broad discretion as to the application of the proceeds of this offering and may spend these proceeds in ways in which you may not agree. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $18.50 per share because the public offering price of $27.50 per share is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the issuance of stock options to purchase our common stock granted to our employees, directors and consultants under our stock option plan after this offering. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional dilution. In addition, as of June 30, 2020, we had outstanding stock options to purchase 1,781,966 shares of our common stock at a weighted-average exercise price of $11.19 per share and a warrant exercisable for 25,000 shares of our common stock at an exercise price of $22.06 per share. To the extent these outstanding options or warrant are ultimately exercised, you will experience further dilution. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan,” “anticipate,” “target,” “forecast” or the negative of these terms, and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this prospectus. Such risks, uncertainties and other factors include, among others, the factors disclosed in the section titled “Risk Factors” in this prospectus and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein, and the following risks, uncertainties and factors:

•	our plans to develop and commercialize BIO89-100 or any future product candidates;

•	our ongoing and planned clinical trials;

•	the timing of and our ability to obtain regulatory approvals for BIO89-100 or any future product candidates;

•	the effect of the ongoing COVID-19 pandemic on our business;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our ability to identify additional products or product candidates with significant commercial potential that are consistent with our commercial objectives;

•	the rate and degree of market acceptance and clinical utility of BIO89-100 or any future product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	significant competition in our industry;

•	our intellectual property position;

•	loss of key members of management;

•	failure to successfully execute our growth strategy, including any delays in our planned future growth;

•	our failure to maintain effective internal controls; and

•	our expected use of net proceeds from this offering.

We caution you that the risks, uncertainties and other factors referred to above, elsewhere in this prospectus and in the documents incorporated by reference herein may not contain all of the risks, uncertainties and other factors that may affect our future results and operations. Moreover, new risks will emerge from time to time. It is not possible for our management to predict all risks. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. Forward-looking statements are not historical facts, and reflect our current views with respect to future events. Given the significant uncertainties, you should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties and not place undue reliance on these forward-looking statements as predictions of future events.

All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We disclaim any intent to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus and in the documents incorporated by reference herein from our own internal estimates and research, as well as from industry and general publications, and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this prospectus and in the documents incorporated by reference herein is reliable and based on reasonable assumptions, we have not independently verified any third-party information, and all such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors” in this prospectus and in the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $68.0 million (or approximately $78.3 million if the underwriters’ option to purchase additional shares is exercised in full) from the issuance and sale of the shares of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, primarily as follows:

•	approximately $40 to $45 million to accelerate and support our BIO89-100 programs in NASH and SHTG;

•	approximately $5 to $10 million for BIO89-100 manufacturing and scale up; and

•	the remainder for working capital and other general corporate purposes.

Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We may also use a portion of the proceeds to license, acquire or invest in new programs or for drug development activities related to such programs, however we have no current commitments to do so. We have and plan to continue to evaluate such opportunities and engage in related discussions with other business entities from time to time. As a result, our management will have broad discretion over the use of the proceeds from this offering. If we receive any additional proceeds from this offering, we expect to use such proceeds on a proportional basis to the categories described above.

Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments will be sufficient to fund our planned operations through the second quarter of 2022. The expected net proceeds from this offering will not be sufficient for us to fund BIO89-100 or any future product candidate through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of BIO89-100 and any future product candidates. The amount and timing of our actual expenditures will depend on numerous factors, including the pace and results of our research and development efforts, the timing and success of clinical trials, the timing and costs associated with the manufacture and supply of product candidates, the timing of regulatory submissions and any unforeseen cash needs. For additional information regarding our potential capital requirements, including factors that could cause actual costs to vary from the estimates set forth above, see “Risk Factors.”

Pending the use of the proceeds from this offering, we may invest the proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and have no present intention to pay cash dividends on our common stock for the foreseeable future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, liquidity, earnings, projected capital and other cash requirements, legal requirements, restrictions in the agreements governing any indebtedness we may enter into, business prospects and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020:

•	on an actual basis; and

•

on an as adjusted basis giving effect to (i) the issuance of 11,346 shares of our common stock upon the exercise of options or under our 2019 Employee Stock Purchase Plan issued subsequent to March 31, 2020 for aggregate proceeds of $0.1 million and (ii) the issuance and sale of 2,649,600 shares of our common stock in this offering at the public offering price of $27.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Use of Proceeds” and “Selected Consolidated Financial Data” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.

	As of March 31, 2020
	Actual	As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$85,532	$153,671

Stockholders’ (deficit) equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 13,793,858 shares issued and outstanding, actual; 100,000,000 shares authorized, 16,454,804 shares issued and outstanding, as adjusted	14	17
Additional paid-in capital	164,028	232,164
Accumulated deficit	(84,140)	(84,140)

Total stockholders’ equity	79,902	148,041

Total capitalization	$79,902	$148,041

The number of shares of common stock to be outstanding following this offering is based on 13,805,204 shares of our common stock outstanding as of June 30, 2020 and excludes the following:

•	1,781,966 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2020, under our 2019 Plan at a weighted-average exercise price of $11.19 per share;

•	25,000 shares of our common stock issuable upon exercise of an outstanding Warrant to Purchase Common Stock at an exercise price of $22.06 per share (which expires on June 30, 2025);

•

1,601,991 shares of our common stock reserved for future issuance under our 2019 Plan as of June 30, 2020, as well as any automatic increase in the number of shares of common stock reserved for future issuance thereunder; and

•

358,651 shares of our common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance thereunder.

DILUTION

If you invest in the shares of our common stock in this offering, your ownership interest will be immediately diluted. Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. The data in this section are derived from our consolidated balance sheet as of March 31, 2020. Our historical net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of shares of our common stock outstanding on March 31, 2020. Our historical net tangible book value as of March 31, 2020 was $79.9 million, or $5.79 per share of common stock.

After giving effect to our receipt of the estimated net proceeds from the issuance and sale of our common stock in this offering based on the public offering price of $27.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the issuance of 11,346 shares of our common stock upon the exercise of options or under our 2019 Employee Stock Purchase Plan issued subsequent to March 31, 2020 for aggregate proceeds of $0.1 million, our as adjusted net tangible book value as of March 31, 2020 would have been $148.0 million, or $9.00 per share of our common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $3.21 per share and an immediate dilution to new investors in this offering of $18.50 per share. The following table illustrates this per share dilution:

Public offering price per share		$27.50
Historical net tangible book value per share as of March 31, 2020	$5.79
Increase in net tangible book value per share attributable to investors participating in this offering	3.21

As adjusted net tangible book value per share after this offering		9.00

Dilution in net tangible book value per share to new investors participating in this offering		$18.50

If the underwriters exercise their option to purchase 397,440 additional shares of our common stock in full, our as adjusted net tangible book value after this offering would be $9.39 per share, and there would be an immediate dilution of approximately $18.11 per share to new investors.

The number of shares of common stock to be outstanding following this offering is based on 13,805,204 shares of our common stock outstanding as of June 30, 2020 and excludes the following:

•	1,781,966 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2020, under our 2019 Plan at a weighted-average exercise price of $11.19 per share;

•	25,000 shares of our common stock issuable upon exercise of an outstanding warrant at an exercise price of $22.06 per share (which expires on June 30, 2025);

•

1,601,991 shares of our common stock reserved for future issuance under our 2019 Plan as of June 30, 2020, as well as any automatic increase in the number of shares of common stock reserved for future issuance thereunder; and

•

358,651 shares of our common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any automatic increase in the number of shares of common stock reserved for future issuance thereunder.

To the extent that outstanding options or the warrant are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of June 30, 2020 by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests (our “5% and Greater Stockholders”);

•	each of our directors;

•	our NEOs; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after June 30, 2020 to our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned. Unless otherwise indicated, the address of each individual listed in this table is 142 Sansome Street, 2nd Floor, San Francisco, California 94104.

The percentage ownership information shown in the column titled “Shares Beneficially Owned Prior to the Offering” in the table below is based on 13,805,204 shares of our common stock outstanding as of June 30, 2020. The percentage ownership information shown in the column titled “Shares Beneficially Owned After the Offering” in the table below is based on 16,454,804 shares of our common stock outstanding after this offering, assuming 2,649,600 shares of common stock being sold in this offering. Shares of our common stock that a person has the right to acquire within 60 days after June 30, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before the Offering	After the Offering
5% and Greater Stockholders
Entities affiliated with OrbiMed(1)	4,004,422	29.0%	24.3%
Longitude Venture Partners III, L.P.(2)	2,491,787	18.0%	15.1%
Entitles affiliated with RA Capital(3)	3,161,214	22.9%	19.2%
Entities affiliated with Pontifax(4)	1,134,671	8.2%	6.9%
Entities affiliated with Venrock(5)	1,000,000	7.2%	6.1%

Named Executive Officers and Directors
Rohan Palekar(6)	195,675	1.4%	1.2%
Hank Mansbach(7)	46,584	*	*
Quoc Le-Nguyen(8)	26,936	*	*
Derek DiRocco	—	*	*
Gregory Grunberg(2)	2,491,787	18.0%	15.1%
Michael Hayden(9)	141,856	1.0%	*
Anat Naschitz	—	*	*
Steven Altschuler	—	*	*
Lota Zoth	—	*	*
All Executive Officers and Directors as a group (11 persons)	2,991,447	21.1%	17.8%

*	Represents beneficial ownership of less than one percent.

(1)

Based on a Schedule 13D filed on November 25, 2019. Consists of (a) 2,002,221 shares of common stock owned by OrbiMed Israel Partners II, L.P. and (b) 2,002,221 shares of common stock owned by OrbiMed Private Investments VI, L.P. The business address of OrbiMed Israel Partners II, L.P. (“OIP II”) is 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel. OrbiMed Israel GP II, L.P. (“Israel GP II”) is the general partner of OIP II, and OrbiMed Advisors Israel II Limited (“Advisors Israel II”) is the general partner of Israel GP II. Advisors Israel II and Israel GP II may be deemed to have shared voting and investment power over all of the shares of common and convertible preferred stock held by OIP II, and both Advisors Israel II and Israel GP II may be deemed to directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by OIP II. Advisors Israel II exercises this investment power through an investment committee comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP II.

(2)

Based on a Schedule 13D filed on November 11, 2019. Longitude Capital Partners III, LLC (“LCP III”) is the general partner of Longitude Venture Partners III, L.P. (“LVP III”) and may be deemed to have shared voting, investment and dispositive power over the shares held by LVP III. Patrick G. Enright and Juliet Tammenoms Bakker are managing members of LCP III and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by LCP III and LVP III. Gregory Grunberg is a member of LCP III. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. Gregory Grunberg shares in the control of the Company securities held directly or indirectly by LVP III/LCP III due to (a) his beneficial ownership in the Company’s shares and (b) his position as a director of the Company. The mailing address of Longitude Venture Partners III, L.P. is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.

(3)

Based on a Schedule 13D filed on November 13, 2019. Consists of (a) 2,342,954 shares of common stock owned by RA Capital Healthcare Fund, L.P. (“RA Capital Fund”), (b) 482,896 shares of common stock owned by a separately managed account (the “Account”), and (c) 335,364 shares of common stock owned by RA Capital Nexus Fund, L.P. (the “RA Capital Nexus Fund”). Dr. Peter Kolchinsky is the managing member of RA Capital Management, LLC (“RA Capital”), the general partner and investment advisor of RA Capital Fund and the investment advisor of the Account and RA Capital Nexus Fund. Dr. Kolchinsky and RA Capital may be deemed to beneficially own the shares held by RA Capital Fund, the Account and RA Capital Nexus Fund. Dr. Kolchinsky and RA Capital disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The mailing address for the entities listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(4)

Based on a Schedule 13G filed on February 14, 2020. Consists of (a) 668,732 shares of common stock owned by Pontifax (Israel) V, L.P., (b) 178,623 shares of common stock owned by Pontifax (Cayman) V, L.P., (c) 259,816 shares of common stock owned by Pontifax (China) V, L.P. (together, the “Pontifax Entities”), and (d) 27,500 shares of common stock owned by Pontifax Late Stage Fund L.P. (“Late Stage L.P.”). Pontifax 5 G.P. L.P. (“Pontifax 5 G.P.”) is the general partner of each of the Pontifax Entities and Pontifax Management 4 G.P. (2015) Ltd. (“Pontifax Management”) is the general partner of Pontifax 5 G.P. Mr. Tomer Kariv and Mr. Ran Nussbaum, are the Managing Partners of Pontifax Management and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the Pontifax Entities. Late Stage L.P. invests side by side with Pontifax 5 GP pursuant to a Strategic Alliance Agreement with Pontifax 5 GP. Pontifax Late Stage GP Ltd. is the general partner of Late Stage L.P. The address of each of the Pontifax Entities and Late Stage L.P. is c/o The Pontifax Group, 14 Shenkar Street, Herzelia, Israel.

(5)

Based on a Schedule 13G filed on November 25, 2019. Consists of (a) 29,339 shares of common stock owned by Venrock Healthcare Capital Partners II, L.P. (“VHCP II LP”), (b) 11,896 shares of common stock owned by VHCP Co-Investment Holdings II, LLC (“VHCP Co-Investment II”), (c) 871,613 shares of common stock owned by Venrock Healthcare Capital Partners III, L.P. (“VHCP III LP”), and (d) 87,152 shares of common stock owned by VHCP Co-Investment Holdings III, LLC (“VHCP Co-Investment III”). VHCP Management II, LLC (“VHCP Management II”) is the general partner of VHCP II LP and the manager of VHCP Co-Investment II. VHCP Management III, LLC (“VHCP Management III” and collectively with VHCP II LP, VHCP Co-Investment II, VHCP III LP, VHCP Co-Investment III and VHCP

Management II, the “Venrock Entities”) is the general partner of VHCP III LP and the manager of VHCP Co-Investment III. Nimish Shah and Bong Koh are the voting members of VHCP Management II and VHCP Management III. The address of each of the Venrock Entities and Messrs. Shah and Koh is 7 Bryant Park, 23rd Floor, New York, NY 10018.
(6)	Consists of 195,675 shares of common stock underlying options that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.
(7)	Consists of 46,584 shares of common stock underlying options that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.
(8)	Consists of 26,936 shares of common stock underlying options that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.
(9)

Consists of (a) 77,728 shares of common stock owned by Genworks 2 Consulting Inc., over which Dr. Hayden’s wife has sole voting and investment power, and (b) 64,128 shares of common stock underlying options that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date. The address of Genworks 2 Consulting Inc. is 4484 West 7th Avenue, Vancouver, BC, Canada V6R1W9.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material terms of our capital stock, as well as other material terms of our Amended Certificate and Amended Bylaws and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended Certificate and Amended Bylaws, copies of which are filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of June 30, 2020, 13,805,204 shares of our common stock were outstanding and held by approximately 11 stockholders of record.

Common Stock

Our Amended Certificate authorizes the issuance of up to 100,000,000 shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable, and the shares of our common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, and our Amended Certificate does not provide for cumulative voting in the election of directors. The holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Preferred Stock

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. As of June 30, 2020, there were no shares of preferred stock issued and outstanding, and we have no current plans to issue any shares of preferred stock.

Registration Rights

The holders of 7,077,366 shares of our common stock are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of the Investor Rights Agreement (the “IRA”). The IRA includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

The holders of 7,077,366 shares of our common stock are entitled to demand registration rights. Under the terms of the IRA, we will be required, upon the written request of at least 50% of the holders of the registrable securities, including either OrbiMed Israel Partners II, L.P. or OrbiMed Private Investments VI, LP,

provided that the anticipated aggregate offering price is at least $10 million, to file a registration statement on Form S-1 and use commercially reasonable efforts to effect the registration of these shares for public resale. The right to have such shares registered on Form S-1 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the IRA, if we register any of our common stock either for our own account or for the account of other security holders, the holders of Registrable Shares party to the IRA are entitled to include their shares in the registration, subject to certain marketing and other limitations. We may terminate or withdraw any registration initiated before the effective date of such registration in our sole discretion.

Form S-3 Registration Rights

Pursuant to the IRA, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 10% of the holders of registrable securities to sell registrable securities at an aggregate price of at least $5 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Effects of Our Amended Certificate, Amended Bylaws and Delaware Law

Our Amended Certificate and our Amended Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

•

Issuance of undesignated preferred stock: Under our Amended Certificate, our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Classified board: Our Amended Certificate establishes a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of our board of directors.

•

Election and removal of directors and board vacancies: Our Amended Bylaws provide that directors will be elected by a plurality vote. Our Amended Certificate and Amended Bylaws also provide that our board of directors has the right to increase or decrease the size of the board and to fill vacancies on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Only our board of directors is authorized to fill vacant directorships. In addition the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of the directors then in office. These provisions prevent stockholders from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Requirements for advance notification of stockholder nominations and proposals: Our Amended Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.

•

No written consent of stockholders: Our Amended Certificate provides that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Amended Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

•

No stockholder ability to call special meetings: Our Amended Certificate and Amended Bylaws provide that only a majority of the members of our board of directors then in office may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

•

Amendments to certificate of incorporation and bylaws: Any amendment to our Amended Certificate will be required to be approved by a majority of our board of directors as well as, if required by law or the Amended Certificate, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of provisions to board classification, stockholder action, certificate amendments, and liability of directors must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our Amended Bylaws must be approved by either a majority of our board of directors or not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, voting together as a single class.

These provisions are designed to enhance the likelihood of continued stability in the composition of our board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of us and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Choice of Forum

Our Amended Certificate requires that the Court of Chancery of the State of Delaware be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (3) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law, our Amended Certificate or Amended Bylaws; or (4) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Amended Certificate provides further that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers.

Transfer Agent and Registrar

American Stock Transfer and Trust Company, LLC serves as the transfer agent and registrar for our common stock. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “ETNB.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock, including shares issued upon the vesting of restricted stock units or the exercise of options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to the contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Immediately following the completion of this offering, we will have an aggregate of 16,454,804 shares of common stock outstanding. Of the outstanding shares of our common stock, the 2,649,600 shares sold in this offering (or 3,047,040 shares if the underwriters exercise in full their option to purchase 397,440 additional shares) and the 6,100,390 shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. All remaining shares of our common stock held by existing stockholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed with the underwriters that, for a period of 90 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. BofA Securities, Inc., SVB Leerink LLC and RBC Capital Markets, LLC may, in their discretion, release all or any portion of the shares from these restrictions.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least 6 months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than affiliates, then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our affiliates, as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least 6 months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

one percent of the number of shares of our common stock then outstanding, which will equal approximately 164,548 shares of our common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares of our common stock); or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the 4 calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Upon expiration of the 90-day lock-up period described above, all shares of our common stock will be eligible for sale under Rule 144 (including shares issued pursuant to Rule 701 described below). We cannot estimate the timing or the number of shares that our existing stockholders and other equity holders may elect to sell under Rule 144 or pursuant to Form S-8 registration statements. See “Description of Capital Stock—Registration Rights.”

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, persons who are not our affiliates, as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to above, if applicable). In addition, we have registered on a Form S-8 registration statement all shares of our common stock that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

Upon expiration of the 90-day lock-up period described above, all shares of our common stock will be eligible for sale under Rule 144 (including shares issued pursuant to Rule 701). We cannot estimate the timing or the number of shares that our existing stockholders and other equity holders may elect to sell under Rule 144 or pursuant to registration statements. For a description of certain registration rights granted, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that purchase our common stock pursuant to this offering and hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including without limitation the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, investment funds, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons required to accelerate the recognition of any item of gross income with respect to our common stock as a result of such income being recognized on an applicable financial statement;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person.” A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or other property on our common stock, those distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceed our current and accumulated earnings and profits, such excess will generally constitute a tax-free return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a suitable successor or substitute form)). This certification must be provided before the payment of dividends and must be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion below under “Additional Withholding Tax on Payments Made to Foreign Accounts” and “Information Reporting and Backup Withholding.”

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations), and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, in addition, a purchaser of our common stock may be required to withhold tax with respect to that obligation. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP, or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and subject to the discussion of certain proposed U.S. Treasury regulations below, the gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. There can be no assurance that final regulations would provide an exemption from the FATCA withholding tax for gross proceeds. The FATCA withholding tax generally applies to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc., SVB Leerink LLC and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	1,073,088
SVB Leerink LLC	861,120
RBC Capital Markets, LLC	556,416
Oppenheimer & Co. Inc.	158,976

Total	2,649,600

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.99 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$27.50	$72,864,000	$83,793,600
Underwriting discount	$1.65	$4,371,840	$5,027,616
Proceeds, before expenses, to us	$25.85	$68,492,160	$78,765,984

The expenses of the offering, not including the underwriting discount, are estimated at $0.5 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $40,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 397,440 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and their respective affiliates have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., SVB Leerink LLC and RBC Capital Markets, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers or is designed to, intended to, or which could reasonably be expected to lead to or result in the transfer, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The Nasdaq Global Market Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “ETNB.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, the underwriters in this offering also served as underwriters in our initial public offering in November 2019. Silicon Valley Bank, an affiliate of SVB Leerink LLC, is the collateral agent and a lender under our Loan and Security Agreement entered into on April 7, 2020 and was issued a warrant to purchase 25,000 shares of our common stock and has a right to receive additional warrants to purchase 8,333 shares of our common stock in connection with a Term B loan facility, if funded. These warrants have been deemed to be underwriting compensation in connection with this offering pursuant to FINRA Rule 5110(c) and are subject to a lock-up under FINRA Rule 5110(g)(1) pursuant to which the warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effectiveness or the commencement of sales of this offering, except as provided in FINRA Rule 5110(g)(2).

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of U.K. domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within and who qualify as investment professionals within the meaning of Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons, and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus within the meaning of, and has been prepared without regard to, the FinSA, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility in Switzerland). Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP.

EXPERTS

The 2019 consolidated financial statements, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the 2019 consolidated financial statements) . Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, for the period from January 18, 2018 (inception) to December 31, 2018 have been audited by Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to going concern). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith is available through the SEC’s website, http://www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, file periodic reports and other information with the SEC. The SEC’s website referenced above contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also access these materials free of charge on our website at www.89bio.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 18, 2020;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 13, 2020;

•	our Current Reports on Form 8-K filed with the SEC on March 26, 2020, April 13, 2020, April 23, 2020, May 4, 2020, June 4, 2020 and June 26, 2020;

•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 8, 2020; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 1, 2019, including any amendments or reports filed for the purposes of updating this description.

In addition, all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to 89bio, Inc., 142 Sansome Street, 2nd Floor, San Francisco, California 94104, telephone: (415) 500-4614. You also may access these filings on our website at www.89bio.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

2,649,600 Shares

Common Stock

PROSPECTUS

BofA Securities

SVB Leerink

RBC Capital Markets

Oppenheimer & Co.

July 7, 2020